UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:									Date examination completed:
Advisors Preferred Trust # 811-22756									26-Jan-26
Hundredfold Select Alternative Fund

2. State identification Number:
AL	By Fund	AK	By Fund	AZ	By Class	AR	By Fund	CA	By Trust	CO	By Trust
	no permit		#60091107		Investor Class		#60026976		#ORG 109463		#2013-52-250
#67009
Service Class
No permit
CT	By Fund	DE	By Fund	DC	By Class	FL	None required	GA	By Trust	HI	By Fund
	#1113489		No permit #		Investor Class				#SCMF049318		no permit
#60072879
Service Class
#60075690
ID	By Fund	IL	By Trust	IN	By Trust	IA	By Class	KS	By Fund	KY	By Prospectus
	#85605		#60027229		#FCS-P-002292		Investor Class		#2018S0001387		Investor Class
							#I-108946				60025406
							Service Class				Service Class
							#I-110555				#60453782
LA	By Prospectus	ME	By Class	MD	By Class	MA	By Class	MI	By Class	MN	By Trust
	Investor Class		Investor Class		Investor Class #SM20130270		Investor Class		Investor Class		#R-55307.1
	#181038		#10065403		Service Class #SM20112526		#60150538 Service Class #60147675		#9969340
	Service Class		Service Class						Service Class
	#181158		#10067557						#964732

1

MS	By Class	MO	By Fund	MT	By Class	NE	By Class	NV	By Fund	NH	By Class
	Investor Class #60062995		#R2011-2,306		Investor Class		Investor Class		No Permit #		Investor Class
	Service Class				#270373		#121815				#MF20-0083582
	#600894914				Service Class		Service Class				Service Class
					#271336		#122862				MF21-0082399
NJ	By Prospectus	NM	By Class	NY	By Fund	NC	By Trust	ND	By Class	OH	By Prospectus
	#BEM-8578		Investor Class		#S32-99-86		no permit #		Investor Class		Investor Class #BE2067046
			#62390						#MF20-0359		Service Class
			Service Class						Service Class		#BE1959468
			#69723						# MF20-1068
OK	By Class	OR	By Fund	PA	By Trust	RI	By Fund	SC	By Fund	SD	By Class
	Investor Class		#2019-1241		#213-02-070MF		No permit		#MF23874		Investor Class
	#SE-2247122										#81751
	Service Class										Service Class
	#SE-2249434										#82454
TN	By Class	TX	By Class	UT	By Prospectus	VT	By Class	VA	By Trust	WA	By Class
	Investor Class		Investor Class		Investor Class		Investor Class		#183038		Investor Class
	#RN2019B-2436		#C103039		#007-5855-95		no permit				#60088484
	Service Class		Service Class		Service Class		Service Class				Service Class
	#RN202121B14808		#C128276		#007-6038-47		#3/21/21-02				#60059203
WV	By Class	WI	By Class	WY	By Trust	PR	By Class	GU	By Trust	VI	By Trust
	Investor Class		Investor Class #664725		No permit #		Investor Class		#2018-10728		d
	#78632		Service Class				#60344-0
	Service Class		#621270				Service Class
	#107479						#60344-1
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 21, 2026

We, as members of management of the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of August 31, 2025, and from July 31, 2025, through August 31, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of August 31, 2025, and from July 31, 2025, through August 31, 2025, with respect to securities reflected in the investment account of the Fund.

Hundredfold Select Alternative Fund

/s/___________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/____________________________________________

Christine Casares, Principal Financial Officer

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Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management of Hundredfold Fund’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of August 31, 2025. Hundredfold Select Alternative Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2025, and with respect to agreement of security purchases and sales, for the period from July 31, 2025 (the date of our last examination), through August 31, 2025:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A. (the “Custodian”)

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian

•	Agreement of ten security purchases and four security sales or maturities since our last report from the books and records of the Fund to broker confirmations

Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that Hundredfold Select Alternative Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of

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August 31, 2025, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

January 21, 2026

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